VIA EDGAR
August 17, 2010
Lilyanna L. Peyser
H. Christopher Owings
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20249
Re:	PetSmart, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2010
Filed March 25, 2010
Definitive Proxy Statement on Schedule 14A
Filed May 3, 2010
Quarterly Report on Form 10-Q for Fiscal Period Ended May 2, 2010
Filed May 28, 2010
File No. 000-21888
Ladies and Gentleman:
     On behalf of PetSmart, Inc. (the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated August 6, 2010 (the “Staff Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2010, filed on March 25, 2010, Definitive Proxy Statement on Schedule 14A, filed on May 3, 2010, and Quarterly Report on Form 10-Q for the fiscal period ended May 2, 2010, filed on May 28, 2010.
     As per a telephone conversation on August 16, 2010 between Lilyanna L. Peyser of the Staff and myself, this letter serves to advise the Staff that the Company expects to provide a response to the Staff Letter on or before Friday, September 3, 2010.
     Please do not hesitate to call me at (623) 388-8228 if you have any questions or would like any additional information regarding this matter.

PETSMART, INC.
/S/ Brently G. Baxter
Brently G. Baxter
Vice President Controller

cc:	Robert F. Moran — PetSmart, Inc. John T. McKenna, Esq. — Cooley Godward Kronish LLP